UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Protalix Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74365A101

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☒ Rule 13d-1(b)

b.	☐ Rule 13d-1(c)

c.	☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74365A101

1.	Names of Reporting Persons. Dawn Fitzpatrick
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,293,785
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,293,785
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,293,785 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.99% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 74365A101

1.	Names of Reporting Persons. Kevin Russell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,293,785
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,293,785
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,293,785 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.99% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 74365A101

1.	Names of Reporting Persons. Andrew Martin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,293,785
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,293,785
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,293,785 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.99% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 74365A101

1.	Names of Reporting Persons. UBS O’Connor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,293,785
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,293,785
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,293,785 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.99% (see Item 4)
12.	Type of Reporting Person (See Instructions) OO; IA

Item 1.

(a)	Name of Issuer

Protalix Biotherapeutics, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

Snunit Street, Science Park, POB 455

Carmiel 20100, Israel

Item 2.

(a)	Name of Person Filing

(b)	Address of Principal Business Office or, if none, Residence

(c)	Citizenship

This Schedule 13G is being filed on behalf of (i) Dawn Fitzpatrick, an individual who is a citizen of the United States of America (“Ms. Fitzpatrick”), (ii) Kevin Russell, an individual who is a citizen of the United States of America (“Mr. Russell”), (iii) Andrew Martin, an individual who is a citizen of the United States of America

(“Mr. Martin”) and (iv) UBS O’Connor LLC, a Delaware limited liability company (“O’Connor” and together with Ms. Fitzpatrick, Mr. Russell and Mr. Martin, collectively the “Reporting Persons”).

O’Connor serves as the investment manager to each of (1) Nineteen77 Global Multi-Strategy Alpha (Levered) Master Limited (“GLEA XL”) and (2) O’Connor Global Multi-Strategy Alpha Master Limited (“GLEA”, and together with GLEA XL, collectively, the “O’Connor Funds”). In such capacity, O’Connor exercises voting and investment power over the shares of Common Stock held for the account of each of GLEA XL and GLEA. O’Connor is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. Ms. Fitzpatrick is the Chief Executive Officer of O’Connor, Mr. Russell is the Chief Investment Officer of O’Connor and Mr. Martin is a Portfolio Manager for O’Connor, and each also exercises voting and investment power over the shares of Common Stock held for the account of the O’Connor Funds. As a result, each of O’Connor, Ms. Fitzpatrick, Mr. Russell and Mr. Martin may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of Common Stock held for the account of the O’Connor Funds.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of each of the Reporting Persons is One North Wacker Drive, 32nd Floor, Chicago, Illinois 60606.

(d)	Title of Class of Securities

Common stock, $0.001 par value per share, of the Issuer (the “Common Stock”).

(e)	CUSIP Number

74365A101

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

(a)	and (b):

As of the close of business on December 31, 2016, each of the Reporting Persons may have been deemed to have beneficial ownership of 13,293,785 shares of Common Stock, which consisted of (i) 3,376,000 shares of Common Stock held by GLEA, (ii) 624,000 shares of Common Stock held by GLEA XL, (iii) 8,464,705 shares of Common Stock issuable upon conversion of a convertible note held by GLEA (“GLEA Note 1”) and (iv) 829,080 shares of Common Stock issuable upon conversion of a second convertible note held by GLEA (“GLEA Note 2”), and all such shares of Common Stock in the aggregate represented beneficial ownership of approximately 9.99% of the Common Stock, based on (1) 99,930,402 shares of Common Stock outstanding as of November 1, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission on November 9, 2016, plus (2) 23,846,735 shares of Common Stock issued by the Issuer in the exchange transaction described in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 7, 2016, (3) 8,464,705 shares of Common Stock issuable upon conversion of GLEA Note 1 and (4) 829,080 shares of Common Stock issuable upon conversion of GLEA Note 2. The foregoing excludes: (I) 4,375,625 shares of Common Stock issuable upon conversion of GLEA Note 2 because GLEA Note 2 is subject to a blocker provision under which the holder thereof does not have the right to convert GLEA Note 2 to the extent that such conversion would result in beneficial ownership by the holder thereof, together with any persons whose beneficial ownership of the Common Stock would be aggregated with such holder’s for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, of more than 9.99% of the Common Stock,(II) 961,176 shares of Common Stock issuable upon conversion of a convertible note held by GLEA XL (“GLEA XL Note 1”) because GLEA XL Note 1 is subject to a blocker provision under which the holder thereof does not have the right to convert GLEA XL Note 1 to the extent that such conversion would result in beneficial ownership by the holder thereof, together with any persons whose beneficial ownership of the Common Stock would be aggregated with such holder’s for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, of more than 9.99% of the Common Stock and (III) 1,564,705 shares of Common Stock issuable upon conversion of a second convertible note held by GLEA XL (“GLEA XL Note 2”) because GLEA XL Note 2 is subject to a blocker provision under which the holder thereof does not have the right to convert GLEA XL Note 2 to the extent that such conversion would result in beneficial ownership by the holder thereof, together with any persons whose beneficial ownership of the Common Stock would be aggregated with such holder’s for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, of more than 9.99% of the Common Stock. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 20,195,291 shares of Common Stock.

(c)

Number of shares as to which each Reporting Person has:

(1)	Sole power to vote or to direct the vote: 0.

(2)	Shared power to vote or to direct the vote: 13,293,785.

(3)	Sole power to dispose or to direct the disposition of 0.

(4)	Shared power to dispose or to direct the disposition of 13,293,785.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

The information set forth in Item 2 is hereby incorporated herein by reference.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

/s/ Dawn Fitzpatrick
Dawn Fitzpatrick

/s/ Kevin Russell
Kevin Russell

/s/ Andrew Martin
Andrew Martin

UBS O’Connor LLC

By:	/s/ Nicholas Vagra
Name: Nicholas Vagra
Title: Manager, Chief Operating Officer

By:	/s/ Andrew Hollenbeck
Name: Andrew Hollenbeck
Title: Manager, General Counsel

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 14, 2017

/s/ Dawn Fitzpatrick
Dawn Fitzpatrick

/s/ Kevin Russell
Kevin Russell

/s/ Andrew Martin
Andrew Martin

UBS O’Connor LLC

By:	/s/ Nicholas Vagra
Name: Nicholas Vagra
Title: Manager, Chief Operating Officer

By:	/s/ Andrew Hollenbeck
Name: Andrew Hollenbeck
Title: Manager, General Counsel